James E. Dawson

Direct Line: 617-439-2623

Fax: 617-310-9623

E-mail: jdawson@nutter.com

March 5, 2009

Via EDGAR and Regular Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nandini Acharya, Esq., Staff Attorney

Re:	Nabi Biopharmaceuticals

Form 10-K filed for the year ended December 31, 2007

Filed February 28, 2008

File No. 000-04829

Ladies/Gentlemen:

On behalf of Nabi Biopharmaceuticals (“Nabi”), this letter responds to your letter dated February 23, 2009 relating to Nabi’s Form 10-K. The comment from that letter is set forth below in italics and is followed immediately by Nabi’s response.

Item 15. Exhibits, page 60

1. We note your response to comment 1 of our comment letter dated December 29, 2008. In your response, you draw a distinction between the general relationships you currently have with each of the National Institutes of Health (NIH) and the University of Maryland, Baltimore County (UMBC), which you consider to be “key strategic alliances” and the actual underlying license agreements with each institution which you do not consider to be material to your company. However, the disclosure presented in your 2007 Form 10-K does not clearly make this distinction. Please revise your disclosure appropriately in your 2008 Form 10-K to explain that you consider the relationships with NIH and UMBC to be key strategic alliances and the reasons why you consider these relationships to be important. Please also revise your disclosure to clarify that the related license agreements are not material to your business and you are not substantially dependent upon them or, if you determine that the license agreements are material to your business, please disclose the material terms of each of these license agreements and file them as exhibits to your 2008 Form 10-K. Please provide us with a copy of your proposed disclosure regarding your relationship with NIH and UMBC and the related license agreements. After reviewing your proposed disclosure, we may have additional comments.

United States Securities and Exchange Commission

March 5, 2009

In connection with the preparation of Nabi’s 2008 Annual Report on Form 10-K, Nabi has revised the disclosure that appeared in Nabi’s 2007 Form 10-K under the heading “Key Strategic Alliances.” The revised disclosure, now titled “Product Development Relationships,” is set forth below. The new disclosure clarifies the relationship between the National Institutes of Health and the University of Maryland, Baltimore County, as well as other of Nabi’s product development partners, and states that none of the related license agreements are material to Nabi’s business. Inasmuch as Nabi’s 2008 Form 10-K is still under review by management, the Audit Committee and the full Board of Directors, the disclosure is subject to change. However, I do not anticipate significant, if any, changes.

PRODUCT DEVELOPMENT RELATIONSHIPS

We have entered into important relationships for our products in development that validate these products and facilitate their development, some of which are discussed below.

National Institute of Allergy and Infectious Diseases

As discussed above under “Overview” and “Infectious Diseases – PentaStaph Development Status,” we have entered into a collaboration with the NIAID to conduct pre-clinical toxicological evaluations of two new antigens related to PentaStaph.

National Institute for Drug Abuse

We have received grants from the NIDA that in the past has supported clinical development of NicVAX. We do not anticipate significant additional funding from these grants.

Department of Defense

As discussed above under “Overview” and “Infectious Diseases – PentaStaph Development Status,” we have entered into a CRADA with the Department of Defense to conduct a series of clinical trials for PentaStaph.

National Institutes of Health

The development of our PentaStaph product was initially based upon an exclusive license from the NIH of the worldwide right to use their patented conjugation process to manufacture vaccines against staphylococcal infections. Since obtaining that license, we have developed our own extensive global portfolio of issued patents and pending patent applications relating to both our novel vaccine products and methods of using such products as described in further detail below under “Patents and Proprietary Rights.” The initial NIH license remains in effect until the expiration of the last-to-expire licensed patent, which is April 20, 2010, and no further royalties will be due to NIH for use of the subject technology after that date.

Under a later license agreement with NIH, we have a non-exclusive, worldwide right to use the rEPA carrier protein technology to develop, manufacture and commercialize vaccines for uses other than vaccines against staphylococcal infections. Under the terms of this agreement NicVAX is subject to a 0.5% royalty upon commercialization.

United States Securities and Exchange Commission

March 5, 2009

University of Maryland, Baltimore County

Under a license agreement with the University of Maryland, Baltimore County, or UMBC, we have an exclusive, worldwide right to use UMBC’s patented ring-expanded nucleosides and nucleotides, or RENs for use in humans. During the term of the license, we are obligated to pay UMBC a 2% royalty based on net sales of license products covered by patent rights which are sold by us. This agreement remains in effect until the expiration of the last-to-expire licensed patent, which is January 13, 2021, and no further royalties will be due to UMBC for use of the subject technology after that date. We are responsible for prosecution and maintenance of the patent portfolio as described in further detail below under “Patents and Proprietary Rights.”

RENs represent an early-stage research platform technology that consists of a series of novel nucleoside and nucleotide analogs that are being developed to treat viral infections and cancer. Several RENs have been identified that have demonstrated activity against both RNA and DNA viruses, including hepatitis B virus, hepatitis C virus, respiratory syncytial virus, Epstein-Barr virus, West Nile virus and rhinovirus. In addition, a number of molecules have been identified that have demonstrated selective activity against a variety of primary tumor cell lines derived from leukemia, lymphoma, non-small cell lung cancer, colon cancer, melanoma, ovarian cancer, renal cancer, prostate and breast cancer. We currently do not plan to significantly advance development of RENs until we find a suitable partner.

The product development relationships described above were entered into in the ordinary course of our product development business. While these relationships are important to us because they have provided and continue to provide us with access to technology and funding for development, as well as validating our products under development, we do not believe that any of the agreements relating to these relationships are individually material to us at this time.

The related disclosure in the Notes to Nabi’s Financial Statements will be based upon the foregoing disclosure.

Please let us know if this resolves the Staff’s comment.

In connection with Nabi’s responses to the comment, Nabi acknowledges:

•	Nabi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

March 5, 2009

•	Nabi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (617) 439-2623 if you have any questions regarding the foregoing or require any additional information.

Very truly yours,

/s/ James E. Dawson

James E. Dawson

Enclosure

cc:	Raafat E.F. Fahim, Ph.D.

Darlene Flaim

Pratt N. Wiley, Esq.